

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Tom G. Vadaketh
Executive Vice President and Chief Financial Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, NJ 07073

      Re: Form 10-K for Fiscal Year Ended December 31, 2016
           Filed February 3, 2017
           File No. 001-10638

Dear Mr. Vadaketh:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance